

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 14, 2016

Domino's Pizza, Inc.
Jeffrey D. Lawrence
Chief Financial Officer
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105

> **Re:** **Domino's Pizza, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2016**
> **Filed February 25, 2016**
> **File No. 1-32242**

Dear Mr. Lawrence:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Highlights, page 24

1. Please describe the significant terms and provisions of the "Piece of the Pie" rewards program and the amounts recorded for 2015. Please tell us how you account for the program, and if material, your consideration of disclosing your accounting policy in the footnotes to your financial statements.

Form 8-K dated December 2, 2016

2. We note your "Piece of the Pie" rewards program will now include an opportunity for eligible members to be entered into drawings with a chance to receive ten shares of your stock with no purchase necessary. Please tell us how you plan to account for this part of your program and the fees to be paid to Fidelity. Also please show us your proposed disclosure for the footnotes to your financial statements. Further, please separately address your accounting and proposed disclosure as it relates to #PieceofthePieContest.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding our comments. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Adam J. Gacek, Assistant General Counsel and Corporate Secretary